COMSERO, INC DBA MCSQUARES

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2018 AND 2017

(Expressed in United States Dollars)

INDEX TO FINANCIAL STATEMENTS

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Comsero Inc dba mcSquares
Denver, Colorado

We have reviewed the accompanying financial statements of Comsero Inc dba mcSquares (the "Company,"), which comprise the balance sheet as of December 31, 2018 and December 31, 2017, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2018 and December 31, 2017, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

Marko Glisic, CPA

December 5, 2019
Los Angeles, California

COMSERO, INC.
BALANCE SHEET

As of December 31,		2018		2017
(USD $ in Dollars, except per share data)				
ASSETS				
Current Assets:				
Cash & cash equivalents	$	5,446	$	112,685
Accounts receivable—net		30,713		28,224
Inventories		43,475		57,439
Total current assets		**79,634**		**198,347**
Property and equipment, net		32,440		53,893
Intangible assets, net		92,566		71,056
Total assets	$	**204,640**	$	**323,296**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts payable	$	12,621	$	9,037
Credit Card		57,079		43,305
Other current liabilities		11,906		-
Total current liabilities		**81,605**		**52,342**
Note payable		113,538.65		186,930
Capital lease		18,824.55		39,678
Total liabilities		**213,968**		**278,949**
STOCKHOLDERS' EQUITY				
Common Stock		557		557
Preferred Stock		1,160,061		565,062
Additional paid-in capital		581,159		581,159
Retained earnings/(Accumulated Deficit)		(1,751,105)		(1,102,430)
Total stockholders' equity		**(9,328)**		**44,348**
Total liabilities and stockholders' equity	$	**204,640**	$	**323,296**

COMSERO, INC.

STATEMENTS OF OPERATIONS

For Fiscal Year Ended December 31,	2018	2017
(USD $ in Dollars, except per share data)		
Net revenue	$ 184,761	$ 378,209
Cost of goods sold	113,412	123,541
Gross profit	71,349	254,669
Operating expenses		
General and administrative	621,020	667,513
Research and development	2,336	1,391
Sales and marketing	65,242	57,158
Total operating expenses	688,598	726,063
Operating income/(loss)	(617,249)	(471,394)
Interest expense	31,425	7,238
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(648,675)	(478,632)
Provision/(Benefit) for income taxes	-	-
Net income/(Net Loss)	**$ (648,675)**	**$ (478,632)**

COMSERO, INC.
STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

For Fiscal Year Ended December 31, 2018 and 2017

(USD $ in Dollars, except per share data)

(in thousands, $US)	Common Stock		Preferred Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
	Shares	Amount	Shares	Amount			
Balance—December 31, 2016	**5,573,200**	**$ 554**	**341,160**	**$ 225,000**	**$ 566,931**	**$ (623,798)**	**$ 168,687**
Net income/(loss)		-		-	-	(478,632)	$ (478,632)
Warrant based compensation				-	8,743	-	$ 8,743
Issuance of preferred shares		-	515,625	340,062	-	-	$ 340,062
Sharebased compensation		3			5,485	-	$ 5,488
Conversion of notes into preferred sha	-	-			-	-	$ -
Balance—December 31, 2017	**5,573,200**	**$ 557**	**856,785**	**$ 565,062**	**$ 581,159**	**$ (1,102,430)**	**$ 44,348**
Net income/(loss)	-	-		-	-	(648,675)	$ (648,675)
Warrant based compensation	-	-		-	-	-	$ -
Issuance of preferred shares	-	-	902,177	594,999	-	-	$ 594,999
Equity Issuance Cost	-	-		-	-	-	$ -
Conversion of notes into preferred sha	-	-		-	-	-	$ -
Balance—December 31, 2018	**5,573,200**	**$ 557**	**1,758,962**	**$ 1,160,061**	**$ 581,159**	**$ (1,751,105)**	**$ (9,328)**

COMSERO, INC.
STATEMENTS OF CASH FLOWS

For Fiscal Year Ended December 31,	2018	2017
(USD $ in Dollars, except per share data)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$ (648,675)	$ (478,632)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of proprety	21,453	21,538
Amortization of intangibles	-	378
Share based Compensation	-	5,488
Warrant based compensation		8,743
Debt discount and issuance amortization	3,960	1,109
Provision for deferred income taxes	-	-
Changes in operating assets and liabilities:		
Accounts receivable	(2,490)	(9,989)
Inventory	13,964	65,907
Prepaid expenses and other current assets	-	-
Shareholder receivable/loan	-	-
Other assets	-	-
Accounts payable and accrued expenses	3,584	(10,382)
Credit Cards	13,774	10,147
Other current liabilities	11,906	(35,979)
Net cash provided/(used) by operating activities	**(582,524)**	**(421,673)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment	(1,543)	(20,109)
Sale of property and equipment	1,543	3,541
Purchases of intangible assets	(21,510)	(19,566)
Net cash provided/(used) in investing activities	**(21,510)**	**(36,134)**
CASH FLOW FROM FINANCING ACTIVITIES		
Borrowings on Notes	19,263	204,580
Repayment of Notes	(96,614)	(10,017)
Payment of Debt Issuance Costs	-	(8,743)
Borrowings on Capital Lease	-	5,158
Repayments of Capital Lease	(20,853)	(1,490)
Issuance of Common Shares	-	-
Issuance of Preferred Shares	594,999	340,062
Net cash provided/(used) by financing activities	**496,795**	**529,551**
Change in cash	(107,239)	71,744
Cash—beginning of year	112,685	40,941
Cash—end of year	**$ 5,446**	**$ 112,685**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ -	$ -
Cash paid during the year for income taxes	$ -	$ -
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$ -	$ -
Conversion of convertible notes into equity	$ -	$ -

1.   SUMMARY

Comsero, Inc., dba mcSquares was previousy formed as Comsero, LLC on February 4, 2013 in the state of Colorado. The company converted to a C Corporation, Comsero, Inc on January 25, 2016 in the state of Colorado. The financial statements of mcSquares (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Denver, Colorado.

Comsero, Inc. builds unique products that inspire creativity and cultivate collaboration. We make products that make Whiteboarding better, we create the frameworks that make Whiteboarding effective, and we lead the community of Whiteboarders around the globe.

2.   SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash are deposited in demand accounts at financial institutions that management believes are creditworthy.

Accounts Receivable

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2018, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials and finished goods are determined on the first-in, first-out basis. Specific identification and average cost methods are also used primarily for certain packing materials and operating supplies.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years.

Intangible Assets

The company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 10 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Income Taxes

Comsero, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Revenue Recognition

The Company recognizes revenue upon delivery of goods to customers since at this time performance obligations are satisfied.

Operating Leases

Operating leases relate to vehicles and equipment. Rent expense for operating leases is recognized on a straight-line basis over the term of the leases, which ranges from 3 to 5 years.

Capital Leases

Capital leases relate to equipment and is recorded at fair value of the lease payments on the initial contract date. The asset is amortized over the term of the lease, which is generally 5 years.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through December 5, 2019, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09 *Revenue from Contracts with Customers*. The Company adopted ASU No. 2014-09 on January 1, 2018. There were no adjustments necessary to opening retained earnings/(accumulated deficit).

In November 2015, the FASB issued ASU No. 2015-17, *Balance Sheet Classification of Deferred Taxes*. ASU No. 2015-17 requires that deferred tax liabilities and assets be classified as noncurrent in a classified statement of financial position. This guidance is effective for the period beginning January 1, 2018. The Company early adopted the provisions of ASU No. 2015-17 during the 2018 year.

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)*. The new standard introduces a new lessee model that brings substantially all leases onto the balance sheets. The amendments in the ASU are effective for fiscal years beginning after December 15, 2019. The Company is evaluating the potential impact of adoption of ASU No. 2016-

02 on its financial statements, but generally would expect that the adoption of this new standard will result in a material increase in the long-term assets and liabilities of the Company as result of our lease agreements.

3.   INVENTORY

Inventory was comprised of the following items:

As of Year Ended December 31,	2018	2017
Raw Materials	$ -	$ -
Work in Process		
Finished Goods	43,475	57,439
Total Inventories	$ 43,475	$ 57,439

4.   PROPERTY AND EQUIPMENT

As of December 31, 2018, and 2017, property and equipment consists of:

As of Year Ended December 31,	2018	2017
Computers and Printers	$ 41,399	$ 41,399
Machinery and equipment	33,200	33,200
Capital Lease Assets	50,342	50,342
Property and Equipment, at Cost	124,940	124,940
Accumulated depreciation	(92,501)	(71,048)
Property and Equipment, Net	$ 32,440	$ 53,893

Depreciation expense for property and equipment for the fiscal year ended December 31, 2018 and 2017 was approximately $21,500.

The Company entered into a capital lease relating to equipment and recorded the fair value of the lease payments on the initial contract date, and is amortizing the assets over the term of the lease. As of December 31, 2018, and 2017, the gross asset value for capital lease assets was $50,342. Depreciation expense for assets under capital leases for the years ended December 31, 2018 and 2017, was $10,256 and $9,789, respectively.

5.   INTANGIBLE ASSETS

In 2018, the Company acquired $21,166 in Patents. There is no significant residual value and the average amortization period is 10 years.

In 2018, the Company acquired $344 in Trademarks. There is no significant residual value and the trademarks are indefinite-lived.

The components of the Company's other intangible assets consist of the following definite-lived and indefinite-lived assets:

	December 31, 2018		
	Gross Carrying Amount	Accumulated Amortization	Intangible Asset, Net
Patents	$ 86,142	$ (724)	$ 85,418
Trademarks	7,148	-	7,148
Total	$ 93,290	$ (724)	$ 92,566

	December 31, 2017		
	Gross Carrying Amount	Accumulated Amortization	Intangible Asset, Net
Patents	$ 64,976	$ (724)	$ 64,252
Trademarks	6,804	-	6,804
Total	$ 71,780	$ (724)	$ 71,056

Amortization expense for the year ended December 31, 2018 and 2017 $0 and $378, respectively. The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2018:

Period	Amortization Expense
2019	$ 378
2020	378
2021	378
2022	378
2023	378
Thereafter	944
Total	$ 2,834

6. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company's authorized share capital as of December 31, 2018 consisted of 10,000,000 shares designated as $0.0001 par value common stock. Of the 10,000,000 common shares authorized, approximately 5,573,200 shares were issued and outstanding.

Preferred Stock – Series Seed and Series 2018

The Company's authorized share capital as of December 31, 2018 consisted of 1,250,920 shares preferred stock – series seed. During fiscal year 2017, the Company issued 515,625 of the shares in return for $340,062 in cash.

The Company's authorized share capital as of December 31, 2018 consisted of 1,000,000 shares preferred stock – series 2018. During fiscal year 2018, the Company issued 902,177 of the shares in return for $594,999 in cash.

Dividend rights - Holders of the Preferred Stock, in preference to the holders of the Company's Common Stock, are entitled to receive, when and if declared by the Board of Directors, cash dividends at a rate of 8% per annum of the applicable original issue price, as adjusted, as defined in the Articles. The dividends are payable only when declared by the Board of Directors, and are non-cumulative.

Liquidation preference - Upon a liquidation event, as defined in the Articles, before any distribution or payment is made to the holders of the Company's Common Stock, the holders of the Company's Preferred Stock are entitled to an amount equal to the original issue price, plus all declared and unpaid dividends. Upon payment of the full liquidation preference, the remaining assets will be distributed to the holders of Common and Preferred Shares, on an as converted to Common Stock, basis.

Conversion rights - The Preferred Stock shares are convertible, at the option of the holder, into shares of the Company's Common Stock, based on the conversion rate, as defined in the Articles, and are subject to automatic conversion at the then applicable conversion rate, upon a qualified public offering resulting in proceeds of not less than $10,000,000 or on a date specified by written consent or agreement of the holders of at least a majority of the voting power of the then outstanding shares of Preferred Stock. The number of shares of Common Stock into which the Preferred Stock is convertible is based on dividing the original issue price of the Preferred Stock, by the applicable conversion rate, which is defined as the original issue price, subject to adjustment, as defined in the Articles. The conversion rate is subject to broad based anti-dilution clauses and down round protection.

Voting rights - The holders of the Company's Preferred Stock shall have one vote per share held, on an as converted to Common Stock basis.

Preferred Stock Warrants

During 2017, the Company issued warrants to purchase a total of 77,576 shares of preferred stock – series seed at $0.7161 price per share in connection with entering into a promissory note agreement. These warrants expire approximately 10 years after the issuance date and are fully vested upon issuance. The grant date fair value of the warrants was $17,813. The fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: exercise price $0.7161, volatility 85%, 10 year life, 8% dividend yield, and a risk free interest rate of 2.40%.

As of December 31, 2018, none of the warrants outstanding have been exercised.

7. DEBT

Convertible Promissory Notes

In September 2017, the Company entered into a Note and Warrant Purchase Agreement, or the Note Agreement or the Notes, with EVPI Investments I LP, to borrow up to $100,000. The Notes issued pursuant to the agreement bore interest at a simple rate of 12% per annum with the interest payments payable monthly starting November 30, 2017 and a note maturity date of October 1, 2020.

In January 2018, the Company entered into a Note and Warrant Purchase Agreement, or the Note Agreement or the Notes, with EVPI Investments I LP, to borrow up to $100,000. The Notes issued pursuant to the agreement bore interest at a simple rate of 12% per annum with the interest payments payable monthly starting January 1, 2018 and a note maturity date of January 1, 2020.

During the year ended December 31, 2018 and 2017, the Company recorded annual interest expense of $38,944 and $2,700, respectively, to accrue for interest due on the notes.

The Company recorded the Notes on the balance sheets as follows:

As of December 31,	2018	2017
Principal	$ 117,212	$ 194,564
Net unamortized debt discount	(3,674)	(7,634)
Net Carrying Value	$ 113,539	$ 186,930

The following table outlines future schedule of principal payments:

Period	
2019	$ 85,311
2020	55,038
2021	-
2022	-
2023	-
Thereafter	-
Total	**$ 140,349**

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2018 and 2017 consists of the following:

As of Year Ended December 31,	2018	2017
Net Operating Loss	$ (43,582)	$ (80,844)
Valuation Allowance	43,582	80,844
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2018, are as follows:

As of Year Ended December 31,	2018	2017
Net Operating Loss	$ (330,759)	$ (164,503)
Valuation Allowance	330,759	164,503
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2018. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

As of December 31, 2018, the Company had federal net operating loss ("NOL") carryforwards of approximately $271,008 which will begin to expire in 2035. The Company had state NOL carryforwards of approximately $59,751, which will begin to expire in 2035. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. Under the provisions of the Internal Revenue Code, the NOLs and tax credit carryforwards are subject to review and possible adjustment by the IRS and state tax authorities. NOLs and tax credit carryforwards may become subject to an annual limitation in the event of certain cumulative changes in the ownership interest of significant stockholders over a three-year period in excess of 50%, as defined under Sections 382 and 383 of the Internal Revenue Code, as well as similar state provisions. This could limit the amount of tax attributes that can be utilized annually to offset future taxable income or tax liabilities. The amount of the annual limitation is determined based on the value of the Company immediately prior to the ownership change. The Company has not performed a comprehensive Section 382 study to determine any potential loss limitation with regard to the NOL carryforwards and tax credits.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2018, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2018, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and Colorado jurisdictions for each year in which a tax return was filed.

9. SHAREBASED COMPENSATION

During 2016, the Company authorized the 2016 Equity Incentive Plan (which may be referred to as the "Plan"). The Company reserved 1,250,000 shares of its Common Stock pursuant to the Plan, which provides for the grant of shares of stock options, stock appreciation rights, and stock awards (performance shares) to employees, non-employee directors, and non-employee consultants. The option exercise price generally may not be less than the underlying stock's fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or nonemployee is limited depending on the type of award. As of December 31, 2018, 215,500 shares are still available to be issued under the Plan.

Stock Options

In 2017, the Company granted 52,500 stock options under the Plan to various employees with a total grant date fair value of approximately $8,556. The granted options had an exercise price of approximately $0.20, expire in approximately ten years, and ranged from immediate vesting, to vesting over a four-year period.

In 2018, the Company granted 620,000 stock options under the Plan to various employees with a total grant date fair value of approximately $101,794. The granted options had an exercise price of $0.20, expire in approximately ten years, and ranged from immediate vesting, to vesting over a four-year period.

The stock options were valued using the Black-Scholes pricing model with a range of inputs indicated below:

As of December 31,	2018	2017
Expected life (years)	10.00	10.00
Risk-free interest rate	3%	2%
Expected volatility	85%	85%
Annual dividend yield	0%	0%

Expected volatility - There is currently no active external or internal market for the Company's shares of Common Stock. The Company uses the volatility of a publicly traded peer group to estimate the volatility assumption used in the Black-Scholes option pricing model. The volatility is estimated for a period consistent with the expected term of the options.

Expected Dividend Yield - The Company has assumed a 0% dividend yield because management does not anticipate the Company will pay regular dividends.

Expected stock option term - The expected term for employee stock options represents the period that the stock options are expected to be outstanding. As the Company does not have sufficient history to estimate the expected life based upon past experience, giving consideration to contractual terms and vesting provisions of the stock-based awards, the expected term was determined utilizing the shortcut method in Staff Accounting Bulletin Topic 107 which is basically the average of the vesting term and the contractual life for the stock option granted. The Company's expected term for non-employee options represents the contractual life of the award.

Risk-free interest rate - The Company based the risk-free interest rate used on the implied yield currently available on U.S. Treasury zero-coupon issued with a remaining term equivalent to the expected term of the stock options.

Forfeiture rate - The Company records forfeitures in the period incurred.

A summary of the Company's stock options activity and related information is as follows:

	Number of Awards	Weighted Average Exercise	Weighted Average Contract Term (in years)
Outstanding at December 31, 2016	362,000	0.11	9.73
Granted	52,500	0.20	
Exercised			
Expired/Cancelled			
Outstanding at December 31, 2017	414,500	0.12	8.96
Granted	620,000	0.20	
Exercised			
Expired/Cancelled			
Outstanding at December 31, 2018	1,034,500	0.17	8.81
Exercisable Options at December 31, 2018	321,146		

Stock option expense for the years ended December 31, 2018 and 2017 was $0 and $5,488, respectively. The unrecognized stock option expense as of December 31, 2018 was $0.

10.   COMMITMENTS AND CONTINGENCIES

Operating Leases

The Company leases vehicles and equipment under operating lease arrangements expiring in 2019 through 2023. The aggregate minimum annual lease payments under operating leases in effect on December 31, 2018, are as follows:

Year	Obligation
2019	$ 41,049
2020	32,527
2021	30,596
2022	29,952
2023	8,244
Thereafter	-
Total future minimum operating lease payments	$ 142,368

Rent expense for the year ended December 2018 and 2017 was $9,817 and $8,635, respectively.

Capital Lease

The Company entered into capital lease arrangements relating to equipment. The lease periods range from three to five years. The repayments are made monthly and there is an option to purchase the assets at the end of the leases.

Future minimum lease payments under these capital leases as of December 31, 2018 were as follows:

Year	Obligation
2019	$ 7,785
2020	7,785
2021	7,136
2022	-
2023	-
Thereafter	-
Total minimum future obligation	$ 22,705

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2018, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events through December 5, 2019, the date the financial statements were available to be issued.

On September 6, 2019, the Company issued 751,916 shares of Series 2019 Preferred Stock at $0.66 per share for gross proceeds of $495,900.

On August 30, 2019, the Company obtained a commitment from a Lender to loan the Company $250,000, and an additional $150,000 at any time on or before November 1, 2019 (subsequently amended to January 1, 2020). As part of this commitment, the Company issued a warrant to purchase 155,152 shares of Preferred Stock at $0.7359 per share. The warrant is exercisable until August 30, 2029. The initial $250,000 promissory note has a 30-month term and carries a fixed interest rate 12% per annum with monthly principal and interest payments of $9,694 due from October 2019 through maturity of March 2022. The second $150,000 promissory note, if drawn upon, has a 30-month term and carries a fixed interest rate 12% per annum.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred losses from operations, and had an accumulated deficit of $1,751,105 and $1,102,430 as of December 31, 2018 and 2017, respectively.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.